Exhibit (a)(1)(E)

FORM OF ACKNOWLEDGEMENT OF RECEIPT OF ELECTION FORM

For [NAME]

Activision has received your election form dated [            ], 2007.  If you change your mind, you may submit another election form by e-mail to 409aoptions@activision.com or by hand delivery to Sandy Digilio or Jesse Meschuk at Activision, Inc., at 3100 Ocean Park Boulevard, Santa Monica, California 90405, no later than 5:00 p.m. Pacific Time on July 6, 2007. If you have questions concerning the submission of your election form, please e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

Our receipt of your election form is not by itself an acceptance of your election to amend. We will be deemed to have accepted valid elections that have been made and have not been properly withdrawn as of when we give notice to the eligible holders generally of our acceptance of elections. We may issue this notice of acceptance by press release, e-mail or other methods of communication. Your options with respect to which elections are accepted will be amended on the date that the offer expires (but following the expiration of the offer), which is currently expected to be July 6, at 5:00 p.m., Pacific Time. If the expiration of the offer is extended, the amendment date and time will be similarly extended.